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                             PERFORMANCE FUNDS TRUST
                                Rule 18f-3 Plan

Rule 18f-3

     Pursuant to Rule 18f-3 ("Rule 18f-3") of the Investment Company Act of 1940, as amended (the "Act"), an open end investment company whose shares are registered on Form N-1A may issue more than one class of voting stock (hereinafter referred to as "shares"), provided that such multiple classes of shares differ either in the manner of distribution, or in services they provide to shareholders, or both. Performance Funds Trust (the "Trust"), a registered open-end investment management company whose shares are registered on Form N-1A, consisting of the U.S. Treasury Fund, the Money Market Fund, The Short-Term Government Income Fund, The Intermediate Term Government Income Fund, The Large Cap Equity Fund, The Mid Cap Growth Fund and any future fund or series created by the Trust or the Trust's investment adviser, Trustmark National Bank (collectively, the "Funds"), may offer to shareholders multiple classes of shares in the Funds in accordance with the Rule 18f-3 and this Rule 18f-3 Plan (or as amended) as described herein, upon approval of the Board of Trustees of the Trust.

Authorized Classes

     Each Fund may issue two classes of shares - the Institutional Class and the Consumer Service Class (the "Consumer Class") (collectively, the "Classes" and individually, a "Class"). The Institutional Class may only by purchased by investors purchasing shares of the Funds who are the Trustmark Director (and family members), a Trustee of the Trust (and family members); an employee (or family member) of Trustmark; the Administrator, the Distributor, or affiliates, or correspondents; an investor making an initial investment of or with total investments of $1,000,000 or more; or through (or with a distribution from) a trust, or investment management or other fiduciary account managed or administered by Trustmark or its affiliates or correspondents pursuant to a written agreement (other than asset allocation or "wrap" accounts ("Institutional Investors"). The Institutional Class will not be offered subject to a sales load or in connection with any 12b-1 Plan.

     The Consumer Class shares will be issued to all investors purchasing shares of the Funds who do not qualify as Institutional Investors. The Consumer Class will be offered to investors subject to a sales load and Rule 12b-1 Plan distribution fees adopted pursuant to a Rule 12b-1 Distribution Plan (the "12b-1 Plan").

     The Classes of shares issued by any Fund will be identical in all respects except for Class designation, allocation of certain expenses directly related to the distribution and/or service arrangement for a Class, and voting rights except with respect to the 12b-1 Plan for the Consumer Class. Shares of both Classes will represent interests in the same investment

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portfolio therefore, each Class is subject to the same investment objectives, policies and limitations.

Class Expenses

     Each Class of shares shall bear expenses, not including advisory or custodial fees or other expenses related to the management of the Fund's assets, that are directly attributable to the kind or degree of services rendered to that Class ("Class Expenses"). Class Expenses, including the investment advisory fee or the fee of other service providers, may be waived or reimbursed by the Fund's investment adviser, underwriter or any other provider of services to the Fund.

Exchanges and Conversion Privileges

     None of the Funds may offer exchange and conversion features between the Classes unless otherwise approved by the Board of Trustees of the Trust.